Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

The following materials are excerpts from a transcript of the Q4 2010 Progress Energy, Inc. Earnings Conference Call, held on February 18, 2011, at 10:00 a.m.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Thank you, Megan. Good morning, everyone. We’re glad you joined our call this morning.

. . .

As you know, on January 10th we announced a strategic merger with Duke Energy. Information about this merger can be found on the Progress and Duke Web sites as well as through the many filings we’ve made with the Securities and Exchange Commission. We will incorporate a scorecard to help you track where we are in the multi-step approval process required for the merger.

Slide 6 shows an example of this scorecard, and this should make it easy for you to see our progress at any point as we move forward with filings and approvals.

. . .

The final focus area for 2011 involves getting ready for the Duke-Progress merger. We are getting organized to plan the integration of the two companies and secure timely merger approvals. We are intent on positioning the combined company for success.

With that, I’ll ask Mark Mulhern, our CFO, to provide more details on our financials.

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

. . .

And just as a reminder, our prior forecast had included the use of synthetic fuel tax credits to offset our cash tax liability to the AMT rate. We believe that bonus depreciation will reduce taxable income such that we do not project using any synthetic fuel tax credits in 2011. Therefore, we should bring approximately $800 million of synthetic fuel tax credit carry-forwards to the merged company.

. . .

So we’re very excited about the prospects of the merger but remain focused on delivering results for 2011 as we work through the regulatory approvals and the integration planning.

So with that, I’ll turn it back to Bill for your questions.

. . .

. . .

. . .

Gordon Howald – East Shore Partners – Analyst

Is there any way for you, for your company, for Progress Energy, and even Progress Energy and Duke in the future to I guess, manage the inherent risk associated with the risk of rising customer costs?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Well, of course, that very issue is one of the reasons that we agreed to do this merger. I mean, the merger is designed to make us stronger financially, bigger scope, but also mitigate the inevitable cost increases to customers. So that’s one of the driving ideas behind the merger, and I think we will achieve that.

. . .

. . .

. . .

Neil Mehta – Goldman Sachs – Analyst

Good morning. On non-fuel O&M, as I think about the consolidated Progress and Duke entity, you guys have talked about a 5% to 7% savings rate associated with the acquisition. Can you remind us over how many years you expect to realize that savings and what would enable you to earn on the higher end of that band?

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

Yeah. Neil, I think you’re right. We did make those disclosures, kind of, 5% to 7% of combined non-fuel O&M. I think there are a lot of things to think about here. Obviously, you’re going to have some cost to achieve at the front end of this thing. And I think in terms of both companies’ regulatory calendar and how we do our integration ultimately will depend on timing of all those. There’s some obvious things right out of the box that you would naturally see.

Obviously, we’re going to have duplication in our, kind of, service company activities. So just in terms of the corporate centers, you’re going to have some duplication that would seem to me you could potentially get to those synergies faster. But I think in terms of integrating the companies, I just, I think just timing; it’s going to take a little while to put these two companies together and once we get through the – further down the road with regulatory approvals, we’ll provide you a little more insight on those numbers.

. . .

. . .

. . .

Marc de Croisset – FBR – Analyst

On rate case activity, do you have a sense for how the rate case activity might unfold in the Carolinas and Florida over the next couple of years, and is it likely to change now that you’re merging with Duke?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Let me start with Florida. We have a settlement down out of Texas to the beginning of ‘13 or the end of ‘12, whichever is correct, so the rate case cycle there, I would expect that’s to be in 2012 before the Commission tries to recoup some of the things we didn’t get in the last case. We put a lot of money in the ground there. We have this settlement that has cost of removal, but we actually need to get more cash out of that system to make the plans work. So I think that’s pretty solid in ‘12.

In the Carolinas, given the construction schedule for the combined cycles, we have a tentative plan for ‘13ish, and that probably doesn’t change, although it’s a little too soon to say. But we are putting a lot of capital to work in these combined cycles. We’ll have to have a rate case somewhere in that process. So ‘13ish is about the best we can do on that at the moment.

. . .

. . .

. . .

Paul Patterson – Glenrock Associates – Analyst

In terms of the synfuel balance that you guys talked about, I think you said, if I heard it correctly, $800 million that’d be available for the, I guess, the merged company.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Correct.

Paul Patterson – Glenrock Associates – Analyst

Is there any – I know with, sometimes, with certain tax credits and stuff sometimes there’s a limitation in terms of its application to the entire company. Did I understand correctly that the $800 million would really be for the merged company pretty much available to offset within, obviously, certain parameters, the cash taxes that you’d be paying once the merger takes place?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Paul, what I would say to that it’s kind of early days. We really haven’t, kind of, looked at each other’s tax positions and credits. They’ve got some things they’ve got investments and credits. And so I wouldn’t make too definitive a statement about that yet.

But the point I was making really was just that we’re not using any of those credits which we probably had anticipated, and I think this audience probably has anticipated that we would be using credits here just because they’ve been carried forward for a while. And so I wouldn’t make any real statement yet about the combined ability to use the credits and how they will get utilized. But they’re there, and I think it’s a positive in terms of how I see it going forward.